

June 6, 2012

Via E-mail
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55931

> **Re:** **Dakota Plains Holdings, Inc., formerly MCT Holding Corporation**
> **Current Report on Form 8-K**
> **Filed March 23, 2012**
> **Quarterly Report on Form 10-Q for Fiscal Quarter ended March 31, 2012**
> **Filed May 15, 2012**
> **Response dated May 7, 2012**
> **File No. 0-53390**

Dear Mr. Brady:

We have reviewed your filings and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K, filed March 23, 2012

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your filing that you are an emerging growth company and revise your filing to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please incorporate your proposed revisions in response to prior comments 1 through 10 in an amendment to your Form 8-K.

3. We note your response to prior comment 2. Please revise to clarify that you "have not established definitive plans to pursue such an opportunity," that you "are not currently able to reasonably estimate the capital expenditures or sources of financing" and, if true, that there is no assurance that such a project will come to fruition.

4. Your response to prior comment 8 states that "Dakota Plains, Inc. (or its successor) caused the filing of a Notice on Form D with the Commission with respect to each transaction for which such filing is required under Regulation D." However, we are unable to locate any Forms D filed subsequent to March 1, 2007.. Please advise.

Exhibit Index, page 43

5. Please file the executed versions of your promissory note filed as Exhibit 4.1 and your Exchange and Loan Agreements filed as Exhibit 10.10 and 10.11.

Form 10-Q for Quarter Ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16

6. Please revise to clarify when you anticipate commencement and completion of construction of your storage tank facility.

7. We note your response to prior comment 4 with respect to the loss of your customer from your transloading joint venture and your discussion on page 19 relating to your marketing joint venture. Please revise to quantify, to the extent material, the marketing volume that offset the loss of your customer.

8. We note your proposed response to prior comment 6. Expand your proposed response to explain what is meant by an "embedded derivative," to identify the embedded derivate in this case and explain how it resulted in the loss on extinguishment of debt.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Joshua L. Colburn
       FAEGRE BAKER DANIELS LLP